                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the Month Ended   Commission file number
                   January 31, 2008           0-14884

            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F |X|    Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes |_|   No |X|

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

                           Total number of pages is 22

Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

[SAND(TM) TECHNOLOGY LOGO]

                                                           INVESTOR RELATIONS:

                                                           de Jong & Associates,
                                                           sndt@dejong.org
                                                           +(1) 760/943-9065

PRESS RELEASE

                      SAND ANNOUNCES FIRST QUARTER RESULTS

MONTREAL, JANUARY 29TH, 2008: SAND Technology Inc. (OTCBB:SNDTF), an innovator in analytic application infrastructure, today reported results for the three-month period ended October 31, 2007. The Company reported a loss for the first quarter of fiscal year 2008 of $304,920, or ($0.02) per share on revenues of $1,784,925. In comparison with the first quarter of fiscal year 2007, revenues have increased by over 21% and the operating loss has decreased by over 64%.

"We are encouraged by the revenue growth over the first quarter of last year." said Arthur Ritchie, President and Chief Executive Officer of SAND. "This gives us some indication on the level of the growing interest for our SAND/DNA products in general and our new SAND/DNA for SAP BI offering," added Ritchie.

ABOUT SAND TECHNOLOGY(R)

SAND Technology provides organizations worldwide with a unique vantage point from which to survey the competitive landscape. SAND's advanced analytic data management products empower users with a better understanding of their business environment through better access to their business data.

SAND Technology-based solutions include CRM analytics, financial analysis, regulatory compliance and specialized Business Intelligence applications for government and security, healthcare, telecommunications, financial services, retail and other business sectors.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe. For more information, visit www.sand.com

All Rights Reserved. SAND Technology and Nucleus are registered trademarks, and SAND Analytic Server, SAND Searchable Archive, See What's on the Horizon, ANALYTICS @ THE SPEED OF BUSINESS, and all related SAND- and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

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                              SAND TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEET
(UNAUDITED)

                                                   IN CANADIAN DOLLARS
                                              -----------------------------
                                                  AS AT           AS AT
                                              OCT. 31, 2007   JULY 31, 2007
                                              -------------   -------------
ASSETS
Current Assets
   Cash and cash equivalents                   $     92,947    $    330,711
   Accounts Receivable, Net                    $  1,694,536    $  1,582,957
   Prepaid Expenses                            $    214,124    $    150,964
                                               ----------------------------
                                               $  2,001,607    $  2,064,632
Capital Assets, Net                            $    160,312    $    181,669
Other Assets, Net                              $     83,135    $    110,847
                                               ----------------------------
                                               $  2,245,054    $  2,357,148
                                               ============================
LIABILITIES
Current Liabilities
   Accounts Payable and Accrued Liabilities    $  1,007,481    $  1,076,116
   Deferred Revenue                            $  1,332,027    $  1,305,270
   Due to a Shareholder                        $    992,182    $    750,144
   Deferred Credits                            $    100,235    $    107,569
                                               ----------------------------
                                               $  3,431,925    $  3,239,099
                                               ----------------------------
SHAREHOLDERS' EQUITY
   Common Stock                                $ 38,530,441    $ 38,530,441
   Contributed Surplus                         $    305,110    $    305,110
   Deficit                                     $(40,022,422)   $(39,717,502)
                                               ----------------------------
                                               $ (1,186,871)      ($881,951)
                                               ----------------------------
                                               $  2,245,054    $  2,357,148
                                               ============================

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                              SAND TECHNOLOGY INC.

               CONSOLIDATED STATEMENT OF OPERATIONS - (UNAUDITED)

                                              IN CANADIAN DOLLARS
                                      -----------------------------------
                                       3 MONTHS ENDED     3 MONTHS ENDED
                                      OCTOBER 31, 2007   OCTOBER 31, 2006
                                      -----------------------------------
Revenues                                $ 1,784,925        $ 1,470,407
                                        ------------------------------
Operating expenses
Cost of Sales and Product Support       $  (412,164)       $  (433,675)
Research and Development Costs          $  (592,497)       $  (575,866)
Amortization of capital assets and
   acquired technology                  $   (49,069)       $   (51,020)
Selling, general and administrative
   expenses                             $  (993,774)       $(1,246,715)
                                        ------------------------------
Total operating expense                 $(2,047,504)       $(2,307,276)
                                        ------------------------------
Operating Income (Loss)                 $  (262,579)       $  (836,869)
Interest Income, Net                    $   (42,341)       $       337
                                        ------------------------------
Net Earnings (Loss)                     $  (304,920)       $  (836,532)
                                        ==============================
Earnings (Loss) per share                    ($0.02)            ($0.06)
Weighted average number of shares
   outstanding                           14,318,189         12,818,189

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                              SAND TECHNOLOGY INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                                QUARTERLY REPORT

                      FIRST QUARTER ENDED OCTOBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS - OCTOBER 31, 2007

THIS MANAGEMENT DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED OCTOBER 31, 2007 UNAUDITED CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENTS OF OPERATIONS, CONSOLIDATED STATEMENT OF CASH FLOWS AND RELATED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD ALSO REFER TO SAND TECHNOLOGY INC'S (SAND) 2007 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGES 7 TO 27 OF SAND'S 2007 ANNUAL REPORT.

CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVELS OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "GUIDANCE", "MAY", "WILL", "SHOULD", "COULD", "WOULD", "EXPECT", "PLAN", "ANTICIPATE", "BELIEVE", "ESTIMATE", "CONTINUE", OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON JANUARY 21, 2007. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE SAND'S CURRENT ANNUAL REPORT AND ITS REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

     SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(GAAP).

     ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).

OVERVIEW

     During the 2007 fiscal year, SAND continued its process, started in previous years, of engaging integrator and systems partners in active sales situations for its high-performance analytical application products. In particular, the SAND Searchable Archive product (now named SAND/DNA Access) began to gain traction and mindshare as a method for managing growth in data warehouse environments in a fashion that is very complementary to existing industry standards. In conjunction with partners like SAP, the company has readied specific application offerings, using this exciting product, to make it easy to adopt. During 2007, the company launched the SAND/DNA brand for its products in conjunction with the SAP offering with high interest from industry analysts, partners, and prospective customers.

     Despite the growing conditioning of the market to its new solutions to intelligent information management, the company recognizes the potentially lengthy sales cycles required to gain strong market acceptance of these new approaches, and therefore significantly lowered its expense rate. At the same time it engaged refined skills in the area of Marketing and Business Development geared towards the SAND/DNA applications.

     The result in the first quarter of this Fiscal Year (2008) was the continuation of progressive sales and a significant reduction in operating losses. While we expect that our new solutions will only start contributing to revenues and profits later this year and the beginning of the next fiscal year, we are encouraged by the trends in our financial performance which should only improve further as they come to stream.

RESULTS OF OPERATIONS

FIRST QUARTER OF FISCAL 2008 COMPARED WITH FIRST QUARTER OF FISCAL 2007

Revenue

     Our sales for the first quarter ended October 31, 2007 were $1,784,925, an increase of 21% from sales of $1,470,407 for the first quarter ended October 31, 2006.

     In North America, sales were $709,669, an increase of 20% from sales of $590,772 in the first quarter of fiscal 2007. In Europe, sales in the first quarter of fiscal 2008 were $1,075,256 an increase of 22% from sales of $879,635 in the first quarter of fiscal 2007.

     In North America the increase in our revenues can be explained primarily by the increased sales from our alliances during the first quarter of fiscal 2008. In Europe the increase is associated primarily to progress in the procurement process from some opportunities.

     We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position 97-2, which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products and services. Selling, general and administrative expenses decreased by 20% to $993,774 for the first quarter ended October 31, 2007 from $1,246,715 for the first quarter ended October 31, 2006. This decrease is attributable to cost cutbacks over the first quarter of Fiscal 2008 and preceding periods.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing as well as the cost of materials and equipment used in research and development activities. Research and development expenses increased by 3% to $592,497 for the first quarter ended October 31, 2007 from $575,866 for the first quarter ended October 31, 2006. For the remainder of fiscal 2008, we expect that Research and Development expenditures will not vary significantly in absolute dollars.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, as well as the costs related to systems architects who assist clients to implement systems and provide support services. Cost of sales decreased by 5% to $412,164 for the first quarter ended October 31, 2007 from $433,675 for the first quarter ended October 31, 2006. Cost of revenues from services may vary due to the mix of services provided by SAND's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector as well as the compensation paid to third parties for supplying some products.

Operations

     SAND generated a net loss of $304,920 in the first quarter ended October 31, 2007 as compared to a net loss of $836,532 in the first quarter ended October 31, 2006. The improvement over last year's results is indicative of the movement towards profitability that the Company is aiming to achieve. We recognize that the transitional statute of the business and distribution model of SAND, is still in progress. We believe that this transition is likely to continue during the next few quarters.

Liquidity and Capital Resources

     Cash and investments as at October 31, 2007 were $92,947 compared with $694,083 as at October 31, 2006. SAND does not have a line of credit with a commercial bank. In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and creditors and its ability to obtain additional financing. The Corporation's management will continue to search for additional sources of debt and equity financing. There can be no assurance that the Corporation's activities will be successful and as a result there is doubt regarding the going concern assumption.

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                              SAND TECHNOLOGY INC.

                                QUARTERLY REPORT

                      FIRST QUARTER ENDED OCTOBER 31, 2007

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)

                                                                        AS AT         AS AT
                                                                     OCTOBER 31,    JULY 31,
                                                                        2007          2007
----------------------------------------------------------------------------------------------
                                                                          $             $
                                                                     (UNAUDITED)    (audited)
ASSETS
Current assets
   Cash and cash equivalents                                              92,947       330,711
   Accounts receivable, net                                            1,694,536     1,582,957
   Prepaid expenses                                                      214,124       150,964
----------------------------------------------------------------------------------------------
                                                                       2,001,607     2,064,632

Capital assets, net (Note 2)                                             160,312       181,669
Other assets, net (Note 3)                                                83,135       110,847
----------------------------------------------------------------------------------------------
                                                                       2,245,054     2,357,148
==============================================================================================
LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities                            1,007,481     1,076,116
   Deferred revenue                                                    1,332,027     1,305,270
   Due to a Shareholder (Note 4)                                         992,182       750,144
   Deferred credits                                                      100,235       107,569
----------------------------------------------------------------------------------------------
                                                                       3,431,925     3,239,099
----------------------------------------------------------------------------------------------
Commitments (Note 7)
SHAREHOLDERS' DEFICIENCY
   Common stock (Note 5)
      Authorized
         An unlimited number of Class "A" common shares,
            without par value
      Issued and outstanding
         14,318,189 common shares (14,318,189 as at July 31, 2007)    38,530,441    38,530,441
   Contributed surplus                                                   305,110       305,110
   Deficit                                                           (40,022,422)  (39,717,502)
----------------------------------------------------------------------------------------------
                                                                      (1,186,871)     (881,951)
----------------------------------------------------------------------------------------------
                                                                       2,245,054     2,357,148
==============================================================================================

               See notes to the consolidated financial statements.

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SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN CANADIAN DOLLARS)
(UNAUDITED)

                                                THREE MONTHS   THREE MONTHS
                                                    ENDED          ENDED
                                                 OCTOBER 31,    OCTOBER 31,
                                                    2007           2006
---------------------------------------------------------------------------
                                                     $               $
REVENUE                                           1,784,925      1,470,407
---------------------------------------------------------------------------
Operating expenses
Cost of sales and product support                  (412,164)      (433,675)
Research and development, net                      (592,497)      (575,866)
Amortization of capital and other assets            (49,069)       (51,020)
Selling, general and administrative expenses       (993,774)    (1,246,715)
---------------------------------------------------------------------------
Total operating expenses                         (2,047,504)    (2,307,276)
---------------------------------------------------------------------------
Loss from operations                               (262,579)      (836,869)
---------------------------------------------------------------------------
Interest income (expense), net                      (42,341)           337
---------------------------------------------------------------------------
NET LOSS                                           (304,920)      (836,532)
Deficit at beginning of period                  (39,717,502)   (37,190,978)
---------------------------------------------------------------------------
DEFICIT AT END OF PERIOD                        (40,022,422)   (38,027,510)
===========================================================================
Basic and diluted earnings (loss) per share           (0.02)         (0.06)
===========================================================================
Weighted average number of shares outstanding    14,318,189     12,818,189
===========================================================================

               See notes to the consolidated financial statements.

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SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN CANADIAN DOLLARS)
(UNAUDITED)

                                              THREE MONTHS   THREE MONTHS
                                                  ENDED          ENDED
                                               OCTOBER 31,    OCTOBER 31,
                                                  2007           2006
-------------------------------------------------------------------------
                                                    $              $
OPERATING ACTIVITIES
Net loss                                        (304,920)      (836,532)
Items not affecting cash
   Amortization of capital and other assets       49,069         51,020
Changes in non-cash operating working
   capital items (Note 10)                      (216,617)        94,861
-------------------------------------------------------------------------
                                                (472,468)      (690,651)
-------------------------------------------------------------------------
INVESTING ACTIVITIES
   Purchase of capital assets                         --        (20,480)
-------------------------------------------------------------------------
                                                      --        (20,480)
-------------------------------------------------------------------------
FINANCING ACTIVITIES
   Due to a Shareholder                          242,038             --
   Deferred credits                               (7,334)        (7,334)
-------------------------------------------------------------------------
                                                 234,704         (7,334)
-------------------------------------------------------------------------
Decrease in cash and cash equivalents           (237,764)      (718,465)
Cash & cash equivalents,
   beginning of period                           330,711      1,412,548
-------------------------------------------------------------------------
CASH & CASH EQUIVALENTS,
   END OF PERIOD                                  92,947        694,083
=========================================================================

The Corporation is involved in the design, development, marketing and support of software products and services that enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA and the SAND/DNA Analytics, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist Information Technology professionals. The Corporation is considered to have only one reportable business segment.

               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and on the basis of the going concern assumption, meaning that it is reasonably assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

     In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and creditors and its ability to obtain additional financing. The Corporation's management will continue to search for additional sources of debt and equity financing.

     There can be no assurance that the Corporation's activities will be successful and as a result there is doubt regarding the "going concern" assumption. These consolidated financial statements do not reflect adjustments that would be necessary if the "going concern" assumption was not appropriate. The adjustments to the carrying values of the assets and liabilities, the reported expenses and the balance sheet classifications, which could be material, may be necessary for these consolidated financial statements.

     USE OF ESTIMATES

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     These unaudited interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended July 31, 2007.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

     REVENUE RECOGNITION

     The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     REVENUE RECOGNITION (CONTINUED)

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)

     Revenue from the sale of software licence agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

     In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

     Revenues from maintenance services for licences previously sold and implemented are recognized rateably over the terms of the contract.

     Revenue from consulting and training services, not considered as part of the implementation of software licences, are recognized as the services are provided.

     Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include unrestricted cash and highly liquid investments.

     CAPITAL ASSETS

     Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

          Furniture and equipment   5 years
          Computer equipment        3 years
          Leasehold Improvements    over the lease term

     OTHER ASSETS

     Other assets comprise contract costs and acquired technology.

     (i)  Contract costs

          Contract costs are comprised of an amount paid to the vendor upon the transfer of a long-term service contract and is amortized rateably over the term of the contract.

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SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     OTHER ASSETS(CONTINUED)

     (ii) Acquired technology

          The Corporation records its acquired technology at cost and amortizes such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

     RESEARCH AND DEVELOPMENT COSTS

     Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses.

     INCOME TAXES

     Income taxes are accounted for using the liability method of tax allocation. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

     DEFERRED CREDITS

     Deferred credits include deferred lease inducements, which are amortized on a straight-line basis over the term of the lease.

     FOREIGN EXCHANGE TRANSLATION

     Revenue, expenses and acquisition of non-monetary assets denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at rates in effect at the balance sheet date.

     The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the period, with the exception of amortization of assets, which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

     LOSS PER SHARE

     Per share computations are based on the weighted average number of shares outstanding during the period. The dilutive effect of options is determined using the treasury stock method.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

          The Corporation accounts for stock-based compensation under the recommendations of Section 3870 of the Canadian Institute of Chartered Accountants (CICA) Handbook, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS, which sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require the Corporation to use a fair-value based method for all stock-based awards and the recognition of an expense in the financial statements. See Note 4, stock option plan, for additional information.

     GUARANTEES

          In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline 14.

          Certain agreements with its customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Corporation to compensate a third party for certain damages and claims incurred as a result of third-party intellectual-property claims arising from these agreements.

          The nature of these obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any payments under such obligations. The adoption of these recommendations did not have an impact on the Corporation's consolidated financial statements.

     NEW ACCOUNTING POLICIES ADOPTED

          STOCK-BASED COMPENSATION FOR EMPLOYEES ELIGIBLE TO RETIRE BEFORE THE VESTING DATE

          In July 2006, the Emerging Issues Committee (EIC) of the CICA issued EIC-162, "Stock-based Compensation for Employees Eligible to Retire before the Vesting Date". EIC-162 clarifies the accounting for compensation costs relating to stock-based awards granted to employees. EIC-162 requires that i) compensation costs attributable to stock-based awards granted to employees who are eligible to retire on the grant date be recognized on the grant date, and ii) compensation cost attributable to stock-based awards granted to employees who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date of retirement eligibility. This abstract is to be applied retroactively, with restatement of prior periods, and is effective for interim periods beginning on or after December 1, 2006. The adoption of EIC-162 did not have a material impact on the Corporation's financial statements

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)

2.   CAPITAL ASSETS

                                                                     JULY 31,
                                          OCTOBER 31, 2007             2007
                               -----------------------------------   --------
                                            ACCUMULATED   NET BOOK   NET BOOK
                                  COST     DEPRECIATION     VALUE      VALUE
                               ---------   ------------   --------   --------
                                   $             $            $          $
     Furniture and equipment     320,113       320,002         111        111
     Computer equipment          628,301       560,539      67,762     81,762
     Leasehold improvements      287,610       195,171      92,439     99,796
     ------------------------------------------------------------------------
                               1,236,024     1,075,712     160,312    181,669
     ========================================================================

3.   OTHER ASSETS

                                                                     JULY 31,
                                          OCTOBER 31, 2007             2007
                               -----------------------------------   --------
                                            ACCUMULATED   NET BOOK   NET BOOK
                                  COST     AMORTIZATION     VALUE      VALUE
                               ---------   ------------   --------   --------
                                   $             $            $          $
     Contract costs             471,100       387,965      83,135     110,847
     ========================================================================

4.   DUE TO A SHAREHOLDER

     During the year 2007, the Corporation formalized the conditions pertaining to a loan obtained from a significant shareholder who is also the President and Chief Executive Officer. The loan is repayable within 90 days of the receipt of a written demand from the shareholder. The loan bears interest at 15%. In conjunction with the ratification of the loan agreement, the Corporation also issued 103,061 warrants, each warrant entitling to purchase one class "A" common share of the Corporation at a price of US$0.44 per share and is valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the liability component and the equity component. The value of the liability component was determined to be the face value of the debt because there is no maturity date and by difference, the value of the equity instrument was determined to be nil.

5.   COMMON STOCK

     (A) AUTHORIZED

     Unlimited number of Class "A" common shares without par value.

     (B) STOCK OPTION PLANS

     The company has two stock option plans. Under the 1996 Stock Incentive Plan, the Company may grant options to its regular full-time employees and those of its subsidiaries for up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Company may grant options to its regular full-time employees directors and those of its subsidiaries for up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Company's shares on the day prior to the date of grant. Options vest rateably over a five year period and the option's maximum term is 10 years.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)

5.   COMMON STOCK (CONTINUED)

     Activity in the stock option plans for the three months period ended October 31, 2007 and fiscal 2007 was as follows:

                                        THREE MONTHS ENDED
                                         OCTOBER 31, 2007      JULY 31, 2007
                                        ------------------   ------------------
                                                  WEIGHTED             WEIGHTED
                                                   AVERAGE              AVERAGE
                                        OPTIONS   EXERCISE   OPTIONS   EXERCISE
                                         (000)      PRICE     (000)     PRICE
                                        ---------------------------------------
                                           #         $US        #         $US
     Outstanding, beginning of period     1,169     1.52      1,041      1.59
        Granted                              --       --        288      1.00
        Exercised                            --       --         --        --
        Forfeited                           232     1.17        160      1.00
                                          -----     ----      -----      ----
     Outstanding, end of period             937     1.61      1,169      1.52
                                          =====     ====      =====      ====
     Options exercisable
        at end of period                    622     1.89        728      1.79
                                          =====     ====      =====      ====

     The following table summarizes the outstanding options held by directors, officers, and employees as of October 31, 2007:

                                       OPTIONS OUTSTANDING        OPTIONS EXERCISABLE
                                 ------------------------------   -------------------
                                           WEIGHTED
                                            AVERAGE    WEIGHTED             WEIGHTED
                                           REMAINING    AVERAGE              AVERAGE
     RANGES OF EXERCISE          OPTIONS     LIFE      EXERCISE   OPTIONS   EXERCISE
     PRICES ($US)                 (000)     (YEARS)     PRICE      (000)      PRICE
                                 ---------------------------------------------------
                                    #                     $US        #         $US
     < 1.00                        160        8.72       0.69       160       0.69
     1.00 to 1.99                  621       17.11       1.02       309       1.04
     3.00 to 3.99                   20        8.72       3.37        20       3.37
     4.00 to 4.99                   30       10.24       4.63        30       4.63
     5.00 to 5.99                   96       14.19       5.08        93       5.08
     6.00 to 6.99                   10       11.81       6.28        10       6.28
                                 ------------------------------   ------------------
                                   937       14.92       1.61       622       1.89
                                 ==============================   ==================

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)

6.   INCOME TAXES

     There was no income tax accrued during the three-month period ended October 31, 2007.

7.   COMMITMENTS

     The Corporation is committed under operating leases for a total amount of approximately $1,090,005. The minimum payments due in each of the forthcoming years are as follows:

               $
     2008   407,498
     2009   275,317
     2010   244,314
     2011   162,876

8.   SEGMENTED INFORMATION

     The Corporation is considered to have only one business segment.

     The Corporation has two geographic reportable segments. Both the North American and European segments market the SAND/DNA and the SAND/DNA Analytics. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on earnings before income taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

     As at and for the three months ended October 31,

     ----------------------------------------------------------------
                                           NORTH AMERICA     EUROPE
     ----------------------------------------------------------------
     2007
     Net sales                                 709,669     1,075,256
     (Loss) before income taxes             (1,076,836)      771,916
     Identifiable assets                     1,272,613       972,441
     ----------------------------------------------------------------
     2006
     Net sales                                 590,772       879,635
     (Loss) earnings before income taxes      (882,585)       46,054
     Identifiable assets                     1,229,839     1,022,470
     ----------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)

9.   FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     As at October 31, 2007, the estimated fair market value of cash and cash equivalents, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.

     CREDIT RISK

     The Corporation's exposure to credit risk as of October 31, 2007, is equal to the carrying amount of its financial assets.

     CONCENTRATION OF CREDIT RISK

     Credit risk concentration with respect to trade receivables is limited due to the relatively large size of the Corporation's customers.

     CURRENCY RISK

     The Corporation operates internationally and is exposed to market risk principally from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

10.  CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                                THREE MONTHS   THREE MONTHS
                                                    ENDED          ENDED
                                                 OCTOBER 31,    OCTOBER 31,
                                                    2007           2006
     ----------------------------------------------------------------------
                                                      $             $
     Accounts receivable                          (111,579)       468,880
     Prepaid expenses                              (63,160)       (25,073)
     Deferred revenue                               26,757       (208,818)
     Accounts payable and accrued liabilities      (68,635)      (140,128)
     ----------------------------------------------------------------------
     Changes in non-cash operating working
        capital items                             (216,617)        94,861
     ======================================================================

11.  COMPARATIVE FIGURES

     Certain figures for the prior period have been reclassified in order to conform to the presentation adopted in the current period.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SAND TECHNOLOGY INC.


January 30, 2008                        /s/ Arthur G. Ritchie
                                        ----------------------------------------
                                        Arthur G. Ritchie
                                        Chairman of the Board, President
                                        and Chief Executive Officer